SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33452; 812-14943

Symmetry Panoramic Trust and Symmetry Partners, LLC; Notice of Application

April 23, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for

an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain

disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items

22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange

Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Symmetry Panoramic Trust (the "Trust"), a Delaware statutory trust registered

under the Act as an open-end management investment company, and Symmetry Partners, LLC

(the "Adviser"), a Connecticut limited liability company registered as an investment adviser

under the Investment Advisers Act of 1940 (collectively with the Trust, the "Applicants").

Filing Dates: The application was filed on August 30, 2018 and amended on February 4, 2019,

February 5, 2019, and March 4, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Mark C. Amorosi, Esq., K&L Gates LLP, 1601 K Street NW, Washington, DC 20006 and John A. Mooney, Esq., Symmetry Partners, LLC, 151 National Drive, Glastonbury, CT 06033.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Kaitlin C. Bottock, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

    1. The Adviser will serve as the investment adviser to the Sub-Advised Series pursuant to an investment advisory agreement with the Trust (the "Investment Advisory Agreement").[1]

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[1] Applicants request relief with respect to the named Applicants, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that: (a) is advised by the Adviser, its successors, and any entity controlling, controlled by or under common control with the Adviser or its successors (each, an "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions set forth in the application (each, a "Sub-Advised Series"). For

The Adviser will provide the Sub-Advised Series with continuous investment management

services, subject to the supervision of, and policies established by, the board of trustees of the

Trust ("Board"). The Investment Advisory Agreement permits the Adviser, subject to the

approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and

collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio

investment management of each Sub-Advised Series, subject to the supervision and direction of

the Adviser.[2] The primary responsibility for managing each Sub-Advised Series will remain

vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-

Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject

to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend

existing Sub-Advisory Agreements without obtaining the shareholder approval required under

section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from

the Disclosure Requirements to permit a Sub-Advised Series to disclose (as both a dollar amount

and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees paid to the

purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] A "Sub-Adviser" for a Sub-Advised Series is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" of the same entity that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Trust, Sub-Advised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Sub-Advised Series ("Non-Affiliated Sub-Advisers").

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Sub-Advised Series, the Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated Sub-Adviser").

Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Sub-Advised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Sub-Advised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Advisory Agreements will remain subject to shareholder approval while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Sub-Advised Series.

Applicants believe that the requested relief from the Disclosure Requirements meets this

standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers

that are more advantageous for the Sub-Advised Series.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Deputy Secretary